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Investor Update

A first look at the Innovation Fund's investment strategy

Rethinking venture capital, the Fundrise way.

We'd like to take this opportunity to share with you more about the Innovation Fund's investment strategy and, in particular, how we see things unfolding over the next several months given the current economic environment.

As we outlined during its initial launch, the Innovation Fund is fundamentally about opening up access to investing in high-growth, pre-IPO companies, an asset class that has produced exceptional returns over the past three decades, and yet has been (up until this point) unavailable to the vast majority of individual investors.

To summarize a few key points:

- **Access for everyone**
  First, regardless of asset class, we believe that individuals should have access to the highest quality investment assets. This does not mean that investing in them will be appropriate for everyone, but, in our opinion, broadly barring access to investors who are not multi-millionaires or billionaires purely based on their net worth runs counter to our belief that a better financial system is a more equitable one.

- **Long-term, technology focus**
  Second, investments in technology companies have been one of the best-performing assets over the last several decades, and we expect that they will continue to be. Good long-term investing is about growth, and we believe that in today's world technology-based companies are generally best positioned to deliver outsized growth in the years ahead.

- **Earlier, high-growth exposure**
  Third, technology companies are staying private much longer… meaning that whereas average investors 20 years ago had the opportunity to participate in much of the value creation of companies that went public relatively soon after being founded, such as Amazon, Microsoft, Google, and Facebook, today the next generation of similar companies (Stripe, Databricks, Fivetran, etc…) are still private, and so an outsized portion of the value they are creating is being hoarded by a small number of venture funds who take an outsized share of those profits for themselves.

How is the Fundrise Innovation Fund different from a traditional venture capital fund or growth equity fund?

First, for those who have not yet had the chance, we highly recommend taking time to listen to [our recent Onward podcast episode with Ben Gilbert and David Rosenthal of Acquired](). In it, they discuss much of the workings of the venture capital industry and what makes Fundrise so unique.

Like traditional venture capital funds and growth equity funds, the Innovation Fund is specifically focused on investing in high-growth technology companies. However, it is different in several important ways:

- **A more indexed approach**
  Whereas a traditional venture fund will aim to make 20 or so "bets" in the hope that one pays off big, we believe that once private tech companies reach a certain stage, it is possible to identify a subset of several hundred that have strong underlying fundamentals. While not all of them will succeed, investing across a large portion of them (much like indexing the Nasdaq-100) is likely to produce superior returns over the long term.

- **Multi-stage crossover strategy**
  The Innovation Fund is a multi-stage fund, meaning that we intend to invest across the life-cycle of technology companies, starting in the A & B rounds (traditional venture stage) when they have achieved product market fit, through the growth equity rounds C, D, E, etc.., and notably in the public markets as well, to the extent we believe that a company has strong long-term growth potential. As an evergreen fund, the Innovation Fund aims to hold investments for the long term (as opposed to traditional venture funds that have a short-term investment horizon and a fixed date by which they must wind down and dispose of any investments).

- **No "promote" or "carried-interest" fee**
  Perhaps most importantly, the Innovation Fund DOES NOT take a "promote," "carried-interest," or any other form of profit sharing fee, by far the largest fee that venture fund managers traditionally charge the institutional and ultra-high net worth investors in their funds.

Our view is that there are several sectors within the technology industry — such as the next generation of data infrastructure — that are likely to see stronger relative performance, even within the broader asset class of private technology companies. Much like how we think about the broad macro trends driving certain real estate strategies, we believe these sectors are most likely to benefit from secular growth trends, such as the ability to leverage the cloud, that will drive the economy over the next several years.

Despite our confidence in this long-term strategy, we cannot ignore the unique economic environment of the moment and how it is likely to impact how we operate in the near term.

Don't fight the Fed

As most everyone is aware, technology companies have so far experienced one of their worst years *ever* in 2022, in terms of investment performance. We believe this repricing, which is still working its way from public stocks into private valuations, is only a prelude to an extended bear market.

It has been our steadfast view that Fed posture is the best indicator of future market performance. Since the Fed began raising rates earlier this year, nearly everything from stocks and bonds, to homes and commodities, has lost value. Until rates peak and the Fed begins to reverse course, we expect to see continued market deterioration. As we shared in our Q3 letter to investors, the probability of a recession in 2023 is very high.

A recession would mean a potentially deadly one-two punch for many private tech companies. The most important thing in tech is growth. However, in a recession, growth rates decline and can sometimes even go negative. As businesses and consumers (the joint customers of many tech startups) start to slow spending, many companies will be forced to grapple with an environment of both low multiples *and* low growth rates. Most are likely not prepared.

Without high growth, VC firms will struggle to justify most investments. Money will continue to dry up. And without an endless supply of cheap venture capital, many companies will struggle to remain solvent. We expect that the next 12+ months will be difficult ones for much of the tech industry.

But all is not so glum.

As we've said often, periods of distress when most others are afraid for the future tend to be the times when great investors emerge. Investing in these periods requires courage and conviction, and the ability to survive through some initial period of potentially looking wrong.

Fortunately, for those willing (or structurally able) to take on this risk, the investment landscape tends to open up. What was once a crowded and competitive field becomes quiet – it's during these periods that institutional investors tend to freeze up. For institutional investment managers, straying from the herd is a career risk. No one ever gets fired for losing money alongside everyone else, but losing money on your own is a problem. When the herd gets fearful, groupthink takes over.

The result is (as we've discussed) perhaps the best window to be investing in private technology companies in the past 10 or even 20 years. Today, money is valuable again. Many of the most promising companies that we have begun approaching who would likely not have entertained taking our capital 24 months ago are now much more interested in what we can offer. While it is entirely possible that multiples will continue to fall over the next several months, as we've reiterated often, we would much prefer to invest in a great company today at a good price, than a good company tomorrow at a great price… and if past downturns are any indication, the great companies will be (for the first time in several years) actually looking for new capital partners.

This doesn't mean moving away from our oft-described methodical approach. To date, we have been deliberately moving slowly in raising capital for the Innovation Fund, starting with our "inner circle" of iPO investors, who we feel are most likely to understand our modus operandi.

And we expect to continue to take our time in deploying the Fund as well. We are the proverbial tortoises and have no desire to rush into any investments without taking the opportunity to fully assess the field.

Over the next few weeks and months, we plan to publish more in-depth content around our investment strategies and specific sectors we intend to focus on, as well as announce the Innovation Fund's first investments.

Until then, as always, we welcome your feedback and are happy to answer any questions.

Onward.